UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N–8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:	Avenue Income Credit Strategies Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):	399 Park Avenue, 6th Floor, New York, NY 10022

Telephone Number (including area code):	(212) 878-3500

Name and address of agent for service of process:	Sonia E. Gardner, 399 Park Avenue, 6th Floor, New York, NY 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N−8A:  YES ☒   NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 19th day of October 2010.

AVENUE INCOME CREDIT STRATEGIES FUND

By:	/s/ Randolph Takian
Randolph Takian
Trustee, Chief Executive Officer & President

Attest:	/s/ Ira Balsam
Ira Balsam
Treasurer and Chief Financial Officer